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Sibanye Stillwater Limited
Incorporated in the Republic of South
Africa Registration number
2014/243852/06
Share codes: SSW (JSE) and SBSW
(NYSE) ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”, “the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground
Floor Cnr 14th Avenue & Hendrik Potgieter
Road Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863
Exhibit 99.1
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater updates operating guidance due to safety related interventions
Johannesburg, 15 December 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) wishes to advise shareholders that it has revised operational guidance for the 2021 year, primarily due to various safety related interventions and measures that have been implemented to reinforce the Group’s primary priority of putting safety first and ensuring the safety and health of our more than 80,000 employees (including contractors).

A Group-wide safety intervention was launched between 28 October and Tuesday 2 November 2021, during which all operations across the Group were suspended to focus on safety and enable full and comprehensive audits of all the operating areas. This re-affirmed our core principle that we place safety well ahead of production.

Subsequent to this Group safety intervention however, the SA operations tragically suffered three separate fatal safety incidents between 29 November and 3 December 2021 which resulted in the loss of five of our colleagues. On Tuesday 30 November 2021, Stephen Nyoni (45) a winch operator, was fatally injured in a blasting incident at Beatrix 3 shaft. On Friday 3 December Raimundo Mondlane (56), a Mining Team
Supervisor at Rustenburg Khuseleka shaft, sustained fatal injuries from a fall of ground while he was barring the sidewall of a development end. Later that day, again at Beatrix 3 shaft, a trackless mobile machinery incident at the shaft bottom, resulted in the tragic loss of three colleagues; Alfred Ngalo (42), a rock drill operator; Mabohlokoa Tsoafo (40), a pump attendant and Frank Swart (51), an underground fitter.

All of these incidents are being investigated together with inspectors from the Department of Mineral
Resources and Energy (DMRE) and in co-operation with other stakeholders. We remain committed to the regulatory processes.

After careful consideration of accident and injury trends, a decision has been made to suspend operations at the Kloof 1 and Beatrix 3 shafts at the SA gold operations and the Rustenburg Khuseleka shaft at the SA
PGM operations until further notice, to enable the regression in safety at these particular business units to be addressed. In addition, the recent increase in COVID-19 infections has impacted supervisor and senior management availability at our Rustenburg Thembelani shaft, and in the interests of the safety of employees, production at this shaft has also been suspended.

OPERATING GUIDANCE - UPDATE
For the SA gold operations, the Group safety intervention between 28 October and 2 November 2021 and the suspension of Kloof 1 shaft and Beatrix 3 shaft for the remainder of the year has resulted in an estimated
600 kg (19,000 oz) reduction in forecast production. Gold production (excluding DRDGOLD) for 2021 is therefore forecast to be close to the lower end of guidance, between 27,500 kg (884,000 oz) and 29,500 kg (948,000 oz), with AISC forecast at the upper end of the guidance range of between R815,000/kg and
R840,000/kg (US$1,690/oz and US$1,742/oz). Capital expenditure for 2021 is forecast at R3,900 million
(US$260 million).
The Group safety intervention and the suspension of operations at the Khuseleka and Thembelani mines for the rest of the year is expected to reduce 4E PGM production from the SA PGM operations by approximately 17,000 4Eoz. Despite this, as a result of the solid operational performance from the SA PGM operations, production guidance for 2021 is maintained at between 1,750,000 4Eoz and 1,850,000 4Eoz with AISC between R18,500/4Eoz and R19,500/4Eoz (US$1,230/4Eoz and US$1,295/4Eoz). Capital
expenditure is forecast at R3,850 million (US$257 million).
In addition to the Group safety intervention in late October, which was also undertaken at our US PGM operations, 2E PGM production from these operations has been further impacted during H2 2021 by the finalisation of further rail safety enhancements related to the fatal incident in June 2021. Furthermore, the temporary suspension of ore transport from the Stillwater East operation to allow for the replacement of the bridge that crosses the Stillwater River to the concentrator will further impact on production for the year. A beam failure on the bridge, detected in November 2021 initially resulted in the reduction of payloads crossing the bridge as a precautionary measure and ultimately informed a decision to rebuild the bridge in the interests of safety. Repairs are expected to be completed by the end of December 2021 with stockpiled ore from Stillwater East expected to be processed during Q1 2022. As a result of these factors, full year production guidance from the US PGM operations for 2021 has been revised to between
570,000 2Eoz and 580,000 2Eoz with AISC guidance revised to between US$1,000/2Eoz and US$1,025/2Eoz as a result of lower forecast production. Capital expenditure guidance remains at between US$285 million and US$295 million of which 55% to 60% is growth capital. Estimated PGM recycling for the year is unchanged at between 790,000 and 810,000 3Eoz.
Ends.
Investor relations contact:
Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.

All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-
looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa,
Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations;
the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating;
a challenge regarding the title to any of Sibanye-Stillwater’s properties by 4 claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African
Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-
made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the
Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual
Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements and financial information contained in this update have not been reviewed or reported on by the Group’s external auditors.